KIRIN

82-188



KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8288 Japan
Telephone: Tokyo(03)5540-3411 Fax: Tokyo(03)5540-3547
Cable Address: KIRINBEER



02015892

Feb. 20, 2002

Division of Corporate Finance
Securities and Exchange Commission
500 North Capital Street
Washington D.C. 20549
U.S.A.



RECEIVED
MAR 1 1 2002
143
PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

Enclosed please find our FINANCIAL STATEMENTS and CONSOLIDATED FINANCIAL STATEMENTS.

Thank you for your kind attention to our company. Your further cooperation with us will be appreciated.

Sincerely yours,

dlw 3/19

M. Tanaka

Makoto Tanaka
Deputy Manager
Legal Section
Legal Department

KIRIN BREWERY COMPANY, LIMITED

February 20, 2002

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2001

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan

Code No.: 2503

Shares Listed: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, London, Paris, Zurich, Frankfurt

For further information, please contact: Mr. Sumio Nagata, General Manager, Communications Dept.
Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 20, 2002

Whether US GAAP is applied: none

1. Business results and financial positions for the current fiscal year

(January 1, 2001 - December 31, 2001) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before special items (¥ millions)	Percentage change (%)
Year ended December 31, 2001	1,561,879	(1.2)	75,065	(20.5)	69,339	(25.5)
Year ended December 31, 2000	1,580,825	8.9	94,397	22.2	93,080	16.6

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2001	23,122	(29.8)	23.49	23.48	3.0	4.2	4.4
Year ended December 31, 2000	32,924	(1.0)	33.18	33.06	4.4	6.1	5.9

Notes: ①Equity in earnings of affiliates:

December 31, 2001 ¥ 1,864 million
December 31, 2000 ¥ 614 million

②Average number of shares of common stock outstanding during the year (Consolidated):

December 31, 2001 984,485 thousands of shares
December 31, 2000 992,347 thousands of shares

③Change in accounting policies: None

④Percentage change is the ratio of increase or decrease in each item of business results for the year ended December 31, 2001, in comparison to these for the prior year.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2001	1,661,652	782,902	47.1	795.29
December 31, 2000	1,627,400	768,486	47.2	780.58

Notes :Number of shares of common stock issued and outstanding (Consolidated) :

December 31, 2001 984,417 thousands of shares

December 31, 2000 984,504 thousands of shares

(3) Cash flows :

	Cash flows from operating activities (¥ million)	Cash flows from investing activities (¥ million)	Cash flows from financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Year ended December 31, 2001	71,144	(12,108)	20,865	144,331
Year ended December 31, 2000	93,714	(69,090)	(43,693)	64,335

(4)Scope of consolidation and application of equity method :

Consolidated subsidiaries: 261 companies

Subsidiaries under equity method: 1 company

Affiliates under equity method: 15 companies

(5)Changes in scope of consolidation and application of equity method :

Consolidation: Increase 51 companies, Decrease 31 companies

Equity method: Increase 1 company, Decrease 4 companies

2. Forecast of business results for the next fiscal year (January 1, 2002-December 31, 2002)

	Sales (¥ million)	Income before special items (¥ million)	Net income (¥ million)
6 months ending June 30,2002	740,000	21,500	5,500
Year ending December 31, 2002	1,600,000	77,000	29,000

Note: Forecasted net income per share ¥ 29.46

Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 261 consolidated subsidiaries, 1 non-consolidated subsidiary under equity method and 15 affiliates under equity method. The major group companies in the respective business segments are as follows:



Alcoholic Beverages Business
Zhuhai Kirin President Brewery Co., Ltd
Granting License
LION NATHAN LTD. and 156 others
KIRIN AUSTRALIA PTY. LTD.
Sales and Manufacture of Malts
Kirin-Seagram Ltd.
Sales of Liquors and Wines
RAYMOND VINYARD& CELLAR. INC.
8 others, Total 169 companies
Soft Drinks Business
Kirin Beverage Corporation
Sales of Soft Drinks
Sales and Manufacture of Soft Drinks
Hokkaido Kirin Beverage Corp.
Vivax Co., Ltd.
Kinki Coca-Cola Bottling Co., Ltd.
The Coca-Cola Bottling Company of Northern New England, Inc. and 7 others
9 others, Total 21 companies
Kirin Brewery Company, Limited
Other Business
Koiwai Dairy Products Co., Ltd.
YONEKYU CORPORATION
Nagano Tomato Co., Ltd
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd and 15 others
Kirin International Trading Inc.
Import-Export Operations
Yokohama Arena Co., Ltd.
Leasing
Kirin Lease Co., Ltd
Engineering Services
Kirin Engineering Co., Ltd.
Sales and Manufacturing of Machinery
Kirin Techno-System Co.,Ltd
Sales of Alcoholic beverages
Kirin Dining Co.,Ltd.
Consent to Use of Patent
KIRIN-AMGEN,INC.
Kirin Kunpeng(China)Bio-Pharmaceutical Co.,Ltd
Sales and Manufacture of Pharmaceuticals
Kirin Agribio EC B.V. and its 25 subsidiaries
Sales of Seeding
TWYFORD INTERNATIONAL INC. and 1 other
KIRIN-ASUPRO CORPORATION
Contract Manufacture of Functional Foods
31 others, Total 87 companies
Consolidated subsidiaries
Affiliates under equity method

Note : Among consolidated subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange

Management Policies

1. Basic Kirin Group Management Policies

Based on its philosophy of contributing to the health, happiness and comfort of people around the world, the Kirin Group has established the following five management policies:

(1) Priority on Customers and Quality

Develop original technology to provide products and services of value to customers.

(2) Open and Fair Behavior

Gain the trust of the public by conducting open and fair business activities.

(3) Respect for People

Foster an environment in which employees can work with enthusiasm and exercise their independence and creativity.

(4) Sound Management

Fulfill our responsibilities toward customers, shareholders, society and employees by enhancing our business platform from a long-term, global perspective.

(5) Contribution to Society

Show consideration for the Earth's environment and contribute to the betterment of society.

Based on the above policies, the Kirin Group aims to be a corporate group that creates value to enrich the lives of customers.

2. Fundamental Company Policy on Distribution of Profits

At Kirin, providing appropriate returns on income to shareholders is a top management priority, and the Company has continued to provide dividends every year without fail since its establishment in 1907. In the future as well, while giving due consideration to matters such as strengthening the quality of management and business development, Kirin believes that providing stable dividends is the way to meet shareholder s' demands. Retained earnings will be earmarked for investment in businesses for the future.

3. Medium- to Long-term Management Strategy

The KG 21 Action Plan, a medium-term business plan covering the years 2001 to 2003, was announced in September 2000. This plan will serve as the basis for structural reform of the entire Kirin Group, with the aim of creating a solid management foundation. In addition, the domestic alcoholic beverage business, centered around beer and *happo-shu*, will be restructured, Kirin Group companies will work together to continually create the value that customers want, and steps will be taken to strengthen product and marketing capabilities while increasing quality and productivity.

A key management objective is improving EVA* (a performance indicator) in or der to strengthen the profit structure. By investing in growth fields and strategically allocating resources to maximize efficiency and efficacy, the Kirin Group aims to achieve its sales targets despite the turbulent market environment and build a solid corporate structure that continues to generate earnings.
**EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.*

4. Issues for the Kirin Group

The KG 21 Action Plan includes the following specific strategic issues.

(1) Structural Reform of the Kirin Group and Stronger Cooperation among Group Companies

Reorganization of Businesses

To promote group management, increase the corporate value of the Kirin Group and boost profitability, Kirin's previous five main business segments and 15 bus iness fields have been restructured into Core Businesses, Core-related Businesses and Diversified Businesses.

Reform of Corporate Structure

Based on the new arrangement of businesses, starting in January 2001, the structure of the Company will be reorganized into

a holding company, business companies and internal business units called "companies." Kirin Brewery will operate both as a business company managing the domestic beer and *happo-shu* business and as a holding company overseeing each business and strengthening group operations.

Reform of Corporate Management

In January 2001, EVA* was adopted throughout the Kirin Group as a new performance indicator to evaluate the results and progress of each business company and internal company.

**EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.*

(2) Increasing Corporate Value by Strengthening Profitability, with Core Businesses as the Nucleus

Shift to a Comprehensive Alcoholic Beverage Company Centered on the Beer and *Happo-shu* Business

To bolster the foundation of the domestic beer and *happo-shu* business as the nucleus of the company,we will strengthen brand power, placing emphasis on core brands, to rebuild a strong family of brands. Kirin also aims to secure a solid position in the *chu-hi* market, which we entered in earnest in July 2001. As a comprehensive alcoholic beverage manufacturer, Kirin will strive to the greatest extent possible to provide customers with the value they demand from their alcoholic beverages .

Structural Reforms to Strengthen Group Competitiveness

In marketing divisions, Kirin will work to strengthen sales capabilities by rebuilding a customer-oriented marketing structure that can adapt to changes in the business environment. In production divisions, new product development will be accelerated and more advanced technology introduced to support Kirin's shift to a comprehensive alcoholic beverage company. At the same time, we will promote the creation of a highly efficient production system. In distribution divisions, stuctural reforms will be carried out for administrative operations.

Develop Diversified Businesses Centered on the Pharmaceutical Business

In the pharmaceutical business, Kirin will further strengthen its domestic sales system. To enhance the product pipeline, we will concentrate resources in research, speed up development, and introduce new drug candidates through in-licensing. We will also take steps to strengthen the business platforms of the agribio and nutrient food & feed businesses.

(3) Coexistence with Society

With society expected to place increasing demands on the companies in the future to earn the public trust, the Kirin Group will meet its social responsibility by conducting business activitiesin conformity with compliance measures . Kirin will also continue reinforcing environmental management and conducting educational activities to promote responsible drinking.

Results of Operations

1. Review of Operations

The Japanese economy slipped further into recession during 2001 as corporate profits deteriorated and the employment picture worsened amid continued stagnation in consumer spending.

In the beer and *happo-shu* market, against the backdrop of a prolonged economic slump and diversification of consumer preferences, demand for *happo-shu* continued to expand strongly, while demand for beer declined, resulting in total demand that was nearly level with the prior year. In the market for spirits and wines, weakness in the beverage market due to the recession led to a considerable year-on-year decline in total demand for whisky and wine. Meanwhile, demand for low-alcohol beverages such as *chu-hi* continued to exhibit robust growth. The soft drink market was also affected by the prolonged slump in consumer spending, which limited growth to a slight increase over the previous year. In the pharmaceutical industry, sales in the domestic market were lackluster.

Under these conditions, the Kirin Group worked to realize its goal of being a corporate group that uses its businesses, centered on the alcoholic beverage business, to consistently create the value its customers demand. These efforts were based on the policies of the KG 21 Action Plan, the three-year management plan started in 2001.

Although the soft drink and pharmaceutical businesses posted sales gains over the previous year, sales of beer and *happo-shu* declined, leading to consolidated net sales of ¥1,561.8 billion, a year-on-year decrease of 1.2 percent. This decline in revenues, in addition to higher expenses and other factors, led to consolidated income before extraordinary items of ¥69.3 billion, a year-on-year decrease of 25.5 percent, and consolidated net income of ¥23.1 billion, a year-on-year decrease of 29.8 percent.

The year-end dividend of ¥6 per share, combined with the interim dividend of ¥6 per share, brought total cash dividends for the year to ¥12 per share.

Alcoholic Beverage Business

The qualities that customers want in alcoholic beverages are becoming more and more diverse. In response, Kirin has initiated concrete measures as a comprehensive alcoholic beverage company, including the integration of sales divisions with Kirin-Seagram Ltd. to expand and strengthen sales of spirits and wines, and full-scale entry into the growing *chu-hi* market.

In the beer and *happo-shu* business, Kirin has worked to update the *Kirin Lager* brand, while taking care to maintain its value as a genuine lager. In addition, *Classic Lager*, a new product aimed at broadening the appeal of lager, was initially introduced on a limited basis in selected regions. Based on its strong popularity among customers as an authentic beer, sales were expanded nationwide in September. For *Ichiban Shibori*, the popular advertising campaign featuring seasonal foods was continued, and Kirin reinforced sales of kegged beer, which continued to grow. The *Tanrei* brand was further reinforced with a refinement of *Tanrei*'s flavor as well as new packaging. As a result, *Tanrei* surpassed the results of the previous year and maintained its top share in the *happo-shu* market, where competition has grown tighter with the entry of new products from other companies. *Kirin Tokonatsu* and *Shiro Kirin*, which were newly introduced as seasonal *happo-shu* products, also gained solid support from customers.

In the overseas beer business, Lion Nathan Limited, a Kirin Group company based in Australia, continued to generate strong results. Additionally, in December, Kirin agreed to acquire an equity stake of approximately 15 percent in San Miguel Corporation, which is the largest beer company in the Philippines and has extensive business operations in Asia. These and other measures reinforced Kirin's business foundation in overseas markets, primarily in Asia and Oceania.

Kirin Chu-hi Hyoketsu Kaju, developed by combining the technological and product development strengths of the Kirin Group, won popularity among customers for its refreshing flavor that comes from real fruit juice, as well as its innovative package design. It became a hit product, with sales dramatically exceeding original projections.

In the spirits and wines business, Kirin implemented measures to expand sales of *Chivas Regal* and *Two Dogs*, with a focus on the mass-merchandiser and restaurant markets. Furthermore, Kirin acquired the global business of the *Four Roses* brand from Diageo of the U.K. and Pernod Ricard of France, and established the infrastructure to carry out consistent marketing strategies.

In sales initiatives, Kirin worked to upgrade and raise the efficiency of its activities by proposing comprehensive sales promotion measures that make the most of the Kirin Group product lineup, exploiting information as a sales tool through the use of mobile terminals, and introducing satellite offices. Moreover, in a fast-changing business environment, Kirin restructured its sales organization in October to establish a structure that is closer to customers.

In the area of production, Kirin has focused on increasing productivity. In 2001, the expansion of the Tochigi Brewery was completed and renewal construction moved forward at the Toride Brewery and Okayama Brewery. In logistics, a group distribution section in charge of total planning for the logistics of Kirin Group companies was established at the head office, and began operations with the objective of raising distribution efficiency for the Kirin Group as a whole.

As a result of the above measures, sales in the alcoholic beverage business totaled ¥1,078.0 billion, a year-on-year decrease of 3.0 percent.

Soft Drink Business

Kirin Beverage Corporation, which operates Kirin's soft drink business, carried out aggressive marketing activities, which included implementing campaigns designed to boost the product lineup and topicality of key brands such as *Gogono-kocha, Fire* and *Namacha*. Specifically, *Namacha* continued to post strong sales gains, while newtea product *Kikicha* also became a hit. The *Fire* brand was bolstered with measures such as the launch of a new product, *Super Fire Stone Wash*. In sales, besides organizational realignment and the start of restructuring of the branch office organization, vending machine operations in the Kinki region were transferred to Kinki Vending Services, a wholly owned subsidiary, following a similar move in the Tokyo region, to increase the efficiency of the vending machine business.

In the areas of production and quality, Kirin focused on reducing costs, while reinforcing the company-wide quality assurance system. The head office of Kirin Beverage, as well as the Shonan and Maizuru factories, received ISO 9001:2000 certification for quality management.

As a result of the above, sales in the soft drink business totaled ¥332.9 billion, a year-on-year increase of 4.7 percent.

Other Businesses

In the pharmaceutical business, Kirin aggressively implemented its own marketing in Japan of *ESPO*, a genetically engineered hormone that regulates red blood cell production, and *GRAN*, an agent that stimulates white blood cell production. Additionally, in June 2001, Kirin began marketing *Rocaltrol*, a treatment for secondary hyperparathyroidism, exclusively in Japan. Kirin also submitted an application for manufacturing approval for PB-94, a hyperphosphatemia treatment developed jointly with Chugai Pharmaceutical Co., Ltd. In overseas markets, joint venture Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd. put its factory into full-scale operation and began filling of *ESPO* and *GRAN*. In research and development, Kirin achieved steady progress, including forming tie-ups with Genzyme Corporation and Corixa Corporation of the United States in the field of human antibody drugs and beginning full-scale development in Japan in the field of cell therapy.

In the agribio business, Kirin deployed *Kokochi Kaika* as a unified brand in the flower business to carry out active sales promotions. In November, Kirin Green and Flower Co., Ltd. was established to handle sales of plant seeds and seedlings, flower seeds and seedlings, and potted flowers. These and other measures strengthened marketing in the domestic flower business. In the potato business, in July, Kirin acquired a 71 percent stake in the French company Germicopa SA, the world's fourth-largest potato breeding and sales company, with the objective of introducing new varieties.

In the nutrient food & feed business, Kirin implemented renewals of main products in the health food category, and took steps to improve product quality in the field of aquaculture feed. In the seasonings business segment, Kirin reached a basic agreement with Takeda Chemical Industries, Ltd., on the establishment of a joint venture, Takeda Kirin Foods Corporation.

Total net sales of other businesses in 2001 were ¥150.9 billion, a year-on-year decrease of 0.0 percent.

2. Outlook for the Next Fiscal Year

As customer needs further diversify, the erosion of borders between different alcoholic beverage categories is expected to accelerate. In such a business environment, the Kirin Group, guided by the KG 21 Action Plan, will focus on bolstering collaboration among Group companies and implementing measures to increase its value by strengthening profitability as a corporate group centered on its comprehensive alcoholic beverage business. In carrying out these efforts, Kirin will return to its fundamental emphasis on customers and quality. Conducting corporate activities from the viewpoint of customers will enable the Kirin Group to win their support and confidence.

In the alcoholic beverage business, Kirin will promote further collaboration among Group companies and actively generate new product ideas to meet customer needs in the market for low-alcohol beverages, including beer, *happo-shu* and *chu-hi*. Other efforts will include strengthening main brands *Kirin Lager*, *Ichiban Shibori* and *Tanrei*, as well as bolstering sales of *Classic Lager*, primarily targeting the restaurant market. In the *happo-shu* segment, where further growth is projected, new products such as *Kirin Gokunama* and *Tanrei Green Label* will be introduced to enhance the product lineup.

In its overseas beer business, Kirin will continue to promote profit-oriented business strategies, with a regional focus on Asia and Oceania, and will work aggressively to solidify its business infrastructure by seeking out new bases of operation.

Kirin will also expand and strengthen the production network for *Kirin Chu-Hi Hyoketsu Kaju*, and will add a new flavor besides the popular lemon and grapefruit flavors to maintain the preference of customers. In the spirits and wines segment, measures will include boosting the proposal capabilities of sales divisions and expanding business by concentrating on main products.

In the soft drink business, Kirin will continue to expand its product lineup by adding new products such as *Nihon Genmaicha* and *Rakuda*, which will complement key brands *Gogono-kocha, Fire, Namacha* and *Kikicha*. Other efforts will include promoting rational, efficient business operations, primarily through expansion of production facilities and reform of the distribution system, to create an operating structure that can secure steady profits.

In other businesses, for the pharmaceutical business, Kirin will work to enhance its drug development pipeline, further increase the efficiency of pharmaceutical development and manufacturing, and strengthen sales both in Japan and overseas. In the agribio business, the Company will focus on shoring up its product lineup. In the nutrient food & feed business, a key focus will be establishing a firm business foundation, particularly in the seasonings business.

Kirin will also carry out environmental initiatives such as reducing emissions of greenhouse gases, and will continue its support for sports and culture. Through these activities, Kirin will meet its responsibility as a corporate citizen.

The Kirin Group is positioning 2002 as the year it gets back on track, with the aim of making a significant leap forward. Accordingly, top priority will be placed on bolstering Kirin's competitiveness in the domestic alcoholic beverage market. While focusing on its core businesses of alcoholic beverages, soft drinks and food, Kirin will also vigorously develop diversified businesses such as the pharmaceutical, agribio and nutrient food & feed businesses, in order to become a leading company in the fields of food and science, based in Asia and Oceania.

For the year ending December 31, 2002, Kirin projects consolidated net sales of ¥1,600.0 billion (a year-on-year increase of 2.4 percent), consolidated income before extraordinary items of ¥77.0 billion (a year-on-year increase of 11.0 percent), and consolidated net income of ¥29.0 billion (a year-on-year increase of 25.4 percent).

Cash dividends for 2002 are expected to total ¥12 per share, consisting of interim and year-end dividends of ¥6 per share each. Retained earnings will be allocated toward investment in production facilities and other business investments.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2001 Amount	Percentage over total assets	At December 31, 2000 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash		143,525		50,579		92,946
Funds in trust		–		36,909		(36,909)
Notes and accounts receivable	(*3)	256,254		241,072		15,182
Marketable securities		12,272		136,132		(123,860)
Inventories	(*3)	65,731		62,751		2,980
Deferred income taxes		17,188		12,484		4,704
Funds in trust		17,411		–		17,411
Other		42,673		45,555		(2,882)
Allowance for doubtful accounts		(2,087)		(1,886)		(201)
Total current assets		552,969	33.3	583,600	35.9	(30,631)
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings and structures	(*3)	187,361		193,133		(5,772)
Machinery, equipment and vehicles	(*3)	178,783		155,450		23,333
Land	(*3)	156,269		162,570		(6,301)
Construction in progress		22,636		38,772		(16,136)
Other	(*3)	52,528		55,211		(2,683)
Total		597,578	36.0	605,138	37.2	(7,560)
Intangible Fixed Assets						
Goodwill		21,199		20,080		1,119
Consolidation differences		45,700		48,558		(2,858)
Other		58,475		61,293		(2,818)
Total		125,376	7.5	129,933	8.0	(4,557)
Investments and Other Assets						
Investments in securities	(*2,3)	263,060		141,911		121,149
Long term loans		5,150		4,905		245
Life insurance investments		33,792		32,634		1,158
Deferred income taxes		45,191		50,782		(5,591)
Deferred income taxes due to revaluation for land	(*5)	1,995		–		1,995
Other	(*2)	39,567		40,791		(1,224)
Allowance for doubtful accounts		(3,029)		(834)		(2,195)
Total		385,728	23.2	270,191	16.5	115,537
Total fixed assets		1,108,683	66.7	1,005,263	61.7	103,420
Foreign Currency Translation Adjustments		–		38,537	2.4	(38,537)
TOTAL ASSETS		1,661,652	100.0	1,627,400	100.0	34,252

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2001 Amount	Percentage over total assets	At December 31, 2000 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes and accounts payable		105,084		99,932		5,152
Short-term bank loans	(*3)	26,133		24,708		1,425
Beer taxes payable		119,315		122,721		(3,406)
Income taxes payable		19,280		17,100		2,180
Accrued expenses		57,243		67,154		(9,911)
Deposits received		64,406		67,564		(3,158)
Other		50,177		51,850		(1,673)
Total current liabilities		441,641	26.6	451,032	27.7	(9,391)
Long-term Liabilities						
Bonds		87,400		27,612		59,788
Long-term debt	(*3)	74,511		92,370		(17,859)
Retirement and severance benefits		–		87,643		(87,643)
Pension and retirement benefits		100,060		–		100,060
Retirement benefits for directors and corporate auditors		2,022		1,702		320
Reserve for repair and maintenance of vending machines		5,520		4,652		868
Reserve for loss on non-consolidated subsidiaries, affiliates and other investments		–		516		(516)
Deposits received	(*3)	84,241		94,220		(9,979)
Other		20,178		21,639		(1,461)
Total long-term liabilities		373,934	22.5	330,357	20.3	43,577
TOTAL LIABILITIES		815,576	49.1	781,390	48.0	34,186
MINORITY INTERESTS		63,174	3.8	77,524	4.8	(14,350)
Common Stock		102,045	6.1	102,045	6.3	–
Additional Paid-In Capital		70,868	4.3	70,868	4.4	–
Revaluation variance for Land	(*5)	(1,625)	(0.1)	–		(1,625)
Retained Earnings		608,603	36.6	595,575	36.5	13,028
Net unrealized holding gains on securities		19,331	1.2	–		19,331
Foreign currency translation adjustments		(16,235)	(1.0)	–		(16,235)
Total		782,988	47.1	768,490	47.2	14,498
Treasury Stock		(86)	(0.0)	(3)	(0.0)	(83)
TOTAL SHAREHOLDERS' EQUITY		782,902	47.1	768,486	47.2	14,416
TOTAL LIABILTIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,661,652	100.0	1,627,400	100.0	34,252

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2001 Amount	Percentage over sales	Year ended December 31, 2000 Amount	Percentage over sales	Increase (Decrease) Amount
Sales		1,561,879	100.0	1,580,825	100.0	(18,946)
Cost of Sales		999,907	64.0	1,021,001	64.6	(21,094)
Gross Profit		561,972	36.0	559,823	35.4	2,149
Selling, General and Administrative Expenses	(*1,2)	486,907	31.2	465,425	29.4	21,482
Operating Income		75,065	4.8	94,397	6.0	(19,332)
Non-operating Income						
Interest income		1,675		4,198		(2,523)
Return on funds in trust		558		–		558
Dividend income		1,864		2,695		(831)
Equity in earnings of affiliates		1,864		614		1,250
Reversal of loss from valuation of marketable securities		–		2,968		(2,968)
Other		5,718		5,256		462
Total		11,681	0.7	15,733	1.0	(4,052)
Non-operating Expenses						
Interest expense		9,733		8,722		1,011
Other		7,673		8,328		(655)
Total		17,407	1.1	17,051	1.1	356
Income before special Items and Income Taxes		69,339	4.4	93,080	5.9	(23,741)
Special Income						
Gain on sales of fixed assets	(*3)	2,981		9,234		(6,253)
Reversal of provision for doubtful accounts		–		283		(283)
Gain on sales of marketable securities		9,959		–		9,959
Gain on establishment of trust for employees' pension and retirement benefit		4,599		–		4,599
Gain on sales of affiliates		6,387		–		6,387
Total		23,928	1.5	9,518	0.6	14,410
Special Expenses						
Loss on disposal of fixed assets	(*4)	4,998		6,727		(1,729)
Loss on sales of fixed assets	(*5)	759		498		261
Plant restructuring cost		–		15,322		(15,322)
Business restructuring cost		–		1,274		(1,274)
Loss on disposal of affiliates		991		485		506
Write-down of fixed assets of foreign subsidiaries and affiliates	(*6)	3,708		7,044		(3,336)
Loss on revaluation of marketable securities		3,283		–		3,283
Loss on sales of marketable securities		1,299		–		1,299
Loss on revaluation of golf club membership	(*7)	2,257		–		2,257
Amortization of net transition obligation of accounting standard for employees' severance and retirement benefits		18,835		–		18,835
Total		36,133	2.3	31,353	2.0	4,780
Income before Income Taxes and Minority Interests		57,134	3.7	71,245	4.5	(14,111)
Income Taxes (Current)		40,207	2.6	39,399	2.5	808
Income Taxes (Deferred)		(10,705)	(0.7)	(2,586)	(0.2)	(8,119)
Minority Interests		4,509	0.3	1,509	0.1	3,000
Net Income		23,122	1.5	32,924	2.1	(9,802)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000	Increase (Decrease)
Retained earnings at beginning of period			
Retained earnings at beginning of period	595,575	553,044	42,531
Cumulative effect of change in accounting for income taxes	–	56,287	(56,287)
Total	595,575	609,332	(13,757)
Increase in retained earnings			
Increase resulting from newly consolidated subsidiaries	–	9,927	(9,927)
Increase resulting from new affiliates under equity method	4	3,590	(3,586)
Foreign currency translation adjustment of foreign subsidiaries and affiliates	1,291	–	1,291
Increase resulting from merger	–	179	(179)
Increase in retained earnings of an equity method affiliate due to increase of consolidation scope	706	–	706
Total	2,003	13,697	(11,694)
Decrease in retained earnings			
Cash dividends paid	11,814	11,949	(135)
Bonuses paid to directors and corporate auditors	283	314	(31)
(corporate auditors' portion included above	28	27	1)
Purchase and retirement of common stocks	–	24,387	(24,387)
Decrease resulting from newly consolidated subsidiaries	–	21,461	(21,461)
Decrease resulting from new affiliates under equity method	–	298	(298)
Decrease due to revaluation of property, plant and equipment of foreign subsidiaries and affiliates	–	1,077	(1,077)
Foreign currency translation adjustments of foreign subsidiaries and affiliates	–	211	(211)
Decrease resulting from change in interest in consolidated subsidiaries	–	676	(676)
Total	12,097	60,377	(48,280)
Net income	23,122	32,924	(9,802)
Retained earnings at end of period	608,603	595,575	13,028

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000	Increase (Decrease)
Cash flows from operating activities			
Income before income taxes and minority interests	57,134	71,245	(14,111)
Depreciation	73,588	72,051	1,537
Amortization of consolidation difference	2,875	3,281	(406)
Increase (decrease) in pension and retirement benefits	14,870	–	14,870
Interest and dividend income and return on funds in trust	(4,098)	(6,894)	2,796
Reversal of write-down of marketable securities	–	(2,968)	2,968
Interest expense	9,733	8,722	1,011
Gain on sales of fixed assets	(2,981)	(9,234)	6,253
Gain on sales of marketable securities and investments in securities	(10,024)	–	(10,024)
Gain on establishment of trust for employees' pension and retirement benefit	(4,599)	–	(4,599)
Gain on sales of affiliates	(6,387)	–	(6,387)
Loss on disposal or sales of fixed assets	5,757	7,226	(1,469)
Plant restructuring cost	–	15,322	(15,322)
Business restructuring cost	–	1,274	(1,274)
Write-down of fixed assets of foreign subsidiaries and affiliates	3,708	7,044	(3,336)
Write-down of marketable securities	3,283	–	3,283
Decrease (increase) in notes and accounts receivable	(13,945)	(4,979)	(8,966)
Decrease (increase) in inventories	(1,762)	827	(2,589)
Increase (decrease) in notes and accounts payable	3,249	8,775	(5,526)
Increase (decrease) in beer taxes payable	(4,359)	(12,837)	8,478
Increase (decrease) in deposits received	(9,662)	–	(9,662)
Other	(2,356)	(15,963)	13,607
Sub-total	114,022	142,895	(28,873)
Interest, dividend and return on funds in trust received	5,013	7,788	(2,775)
Interest paid	(9,660)	(9,037)	(623)
Early retirement benefit paid	–	(5,250)	5,250
Income taxes paid	(38,230)	(42,681)	4,451
Net cash provided by operating activities	71,144	93,714	(22,570)
Cash flows from investing activities			
Payments for purchases of property, plant, equipment and Intangible fixed assets	(71,449)	(93,899)	22,450
Proceeds from sales of property, plant and equipment	4,297	8,493	(4,196)
Payments for purchases of marketable securities	–	(1,536)	1,536
Payments for purchases of marketable securities and Investment securities	(9,183)	–	(9,183)
Proceeds from sales and redemption of marketable securities	–	12,557	(12,557)
Proceeds from sales and redemption of marketable securities and investment securities	30,548	–	30,548
Payments for purchases of investment securities	–	(10,953)	10,953
Proceeds from termination of funds in trust	20,000	–	20,000
Proceeds from termination of life insurance investment	533	20,008	(19,475)
Payments for investments in subsidiaries' common stock	–	(2,486)	2,486
Payments for investments in consolidated subsidiaries' common stock	(19,215)	(4,000)	(15,215)
Proceeds from sale of consolidated subsidiaries' common stock	37,086	–	37,086
Other	(4,725)	2,726	(7,451)
Net cash used in investing activities	(12,108)	(69,090)	56,982
Cash flows from financing activities			
Decrease in short-term bank loans	(5,225)	–	(5,225)
Proceeds from long-term debt	18,435	36,176	(17,741)
Repayments of long-term debt	(36,151)	(43,966)	7,815
Proceeds from issue of bonds	69,900	17,656	52,244
Payment for redemption of bonds	(10,602)	(11,309)	707
Payments for purchases of treasury stock	(82)	(24,373)	24,291
Payments for purchases of treasury stock by consolidated subsidiaries	–	(2,706)	2,706
Cash dividends paid	(11,814)	(11,949)	135
Cash dividends paid to minority shareholders	(3,489)	(3,228)	(261)
Other	(104)	6	(110)
Net cash used in financing activities	20,865	(43,693)	64,558
Effect of exchange rate fluctuation on cash and cash equivalents	93	691	(598)
Net increase (decrease) in cash and cash equivalents	79,995	(18,378)	98,373
Cash and cash equivalents at beginning of period	64,335	65,191	(856)
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	–	17,522	(17,522)
Cash and cash equivalents at end of period	144,331	64,335	79,996

SIGNIFICANT ACCOUNTING POLICIES FOR CONSOLIDATION

The following is the table of scope of consolidation and application of equity method.

Classification	Number of companies
Consolidated subsidiaries (Note 1)	261
Unconsolidated subsidiaries applied by equity method (Note 2)	1
Affiliated companies applied by equity method (Note 3)	15

(Consolidation)

Note 1:

(1). The names of main consolidated subsidiaries are KIRIN BEVERAGE CORPORATION and LION NATHAN LTD..

(2). The changes of the scope of consolidation are as follows:

(a) Due to acquisition of additional shares, 35 companies including Nihon Fine Foods Co., Ltd. became consolidated subsidiaries.

(b) Due to establishment or new acquisition, 16 companies including Kirin Green & Flower Co., Ltd. became consolidated subsidiaries.

(c) Due to merger among subsidiaries of a consolidated subsidiary, 3 companies including a subsidiary of Kirin Logistics Co., Ltd. are excluded from consolidation scope.

(d) Due to sales of shares, 25 companies including subsidiaries of Kirin Agribio EC B.V. are excluded from consolidation scope.

(e) Due to completion of liquidation, 3 companies are excluded from consolidation scope.

(3). Unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC. are excluded from the consolidation scope because the effect of their net sales and net income or losses for the current fiscal year, and total assets and retained earnings as of December 31, 2001 on the consolidated financial statements are immaterial.

(4).The following are the names of consolidated subsidiaries whose accounting period ends are different from that of the Company.

Name of subsidiary	Accounting period	
LION NATHAN LTD. and its subsidiaries	September 30, 2001	(*)
TWYFORD INTERNATIONAL INC.	September 30, 2001	(*)
Twyford laboratorio de plantas S.A.	September 30, 2001	(*)
Kirin-Asupro Co., Ltd.	November 30, 2001	(*)
Nihon Fine Foods Co., Ltd.	November 30, 2001	(*)
JAPAN POTATO CORPORATION	June 30, 2001	(**)

(*)In order to consolidate those financial statements into the Company's financial statements, firstly adjustments are made for significant inter-company transactions occurred between their accounting period ends and the Company's and then their adjusted financial statements are used for the consolidation.

(**)The company' adjusted financial statements as of December 31, 2001 and for the year then ended are used for the purpose of consolidation.

(Equity Method)

Note 2:

The unconsolidated subsidiary applied by equity method is SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD.

Note 3:

(1). The names of main affiliated companies under the equity method are KIRIN-SEAGRAM LTD, KINKI COCA-COLA BOTTOLING CO., LTD and YONEKYU CORPORATION.

(2). The change of the scope of application of equity method:

(a) Due to an acquisition of additional shares, Kirin-Asupro Sales Corporation became an equity method affiliate.

(b) Due to additional acquisition of shares and therefore becoming a consolidated subsidiary, 3 companies including Nihon Fine Foods Co., Ltd..

(c) Due to sale of the shares, affiliates of Kirin Techno-System is no longer applied by the equity method.

(3). Investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC. not accounted for by the equity method and affiliated companies including Diamond Sports Club Co., Ltd. not accounted for by the equity method, are stated at cost because the effect of their net income or losses for the current fiscal year and retained earnings as of December 31, 2001 on the consolidated financial statements are immaterial.

(4). Where accounting periods of the affiliated companies under the equity method are different from that of the Company, the Company used their financial statements for the current period without any adjustments for equity calculation purposes. Where the difference is more than 6 months, the Company used their latest interim financial statements.

1. Valuation of securities
Debt securities intended to be held to maturity are valued by amortized cost method
Available-for-sale securities with available fair market values are stated at fair market value with unrealized gains and unrealized losses on these securities reported, net of applicable income taxes, as a separate component of shareholder's equity. Realized gains and losses on sale of available-for-sale securities are computed using moving-average cost.
Other securities with no available fair market value are stated at moving-average cost.

2. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the average method.
Raw materials and supplies are mainly stated at cost determined by the moving average method.
Construction in process is stated at cost determined by the specific identification method.

3. Funds in trust
Fair value

4. Derivative financial instruments
Fair value

5. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method, except for buildings (excluding buildings fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method. Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term. Consolidated foreign subsidiaries adopt the straight-line method.

6. Amortization of intangible fixed assets
The straight–line method

7. Allowance for doubtful accounts
The Company and its consolidated domestic subsidiaries provide sufficient allowance for doubtful accounts to cover possible losses on collection by estimating uncollectible amounts for individual accounts.

8. Pension and retirement benefits
The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at December 31, 2001 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the date. The estimated net transition obligation for the year ended December 31, 2001 of ¥18,835million, is recognized as special expense for the current year.
Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the next fiscal year.

9. Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations calculated in accordance with policies of the Company and subsidiaries.

10. Reserve for repair and maintenance of vending machines
KIRIN BEVERAGE CORPORATION and its consolidated subsidiaries provide for repair and maintenance cost of vending machines, by estimating the necessary repair and maintenance cost in the future and then allocating the costs over 5 year period. The actual expenditure is deducted in the balance of the reserve on the balance sheet.

11. Leases
Finance leases, except for those leases which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.
Consolidated foreign subsidiaries mainly capitalize finance leases.

12. Hedge accounting
Where certain hedging criteria are met, the Company defers the recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedging items are recognized.
For forward foreign exchange contracts used for hedging purposes, the foreign currency receivables or payables are recorded at the contracted forward rates. In addition, for interest rate swap contracts meeting hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added or to be deducted from the interest on the assets or liabilities.
The Company and its subsidiaries use forward foreign currency contracts and interest rate swaps as derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivables from the sale of the Companies' products and interest rate increases with respect to borrowings, within the amounts of foreign currency borrowings or receivables.

The following summarizes hedging derivative financial instruments used by the Company and its subsidiaries and items hedged:

Hedging items	Hedging instruments
Foreign currency trade receivables and trade payables	Foreign currency forward and swap contracts etc.
Loans receivable and payable	Interest rate swap contracts etc.
Commodity price	Commodity swap contracts etc.

The Company and its subsidiaries evaluate the effectiveness of hedge semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

13. Consumption tax
Consumption tax is excluded from the accounts which are subject to such tax.

14.Valuation of the assets and liabilities of consolidated subsidiaries
In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the respective subsidiaries were initially consolidated.

15. Consolidation differences
Differences between the cost and the underlying net equity of investments in consolidated subsidiaries and affiliates which are accounted for by the equity method is amortized using the straight-line method from15 to 20 years. Where the difference is small, it is amortized when incurred.

16.Appropriation of retained earnings
The appropriation of retained earnings of the consolidated subsidiaries is based upon the appropriation resolved at the subsidiaries during the current fiscal year.

17. Cash and cash equivalents
In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-time highly liquid investments with negligible risk of changes in value and maturity of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

ADDITIONAL INFORMATION:

(Employees' pension and retirement benefits)

Effective January 1, 2001, the Company adopted the new accounting standard, " Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16, 1998. As a result of the adoption of the new accounting standard, in the year ended December 31, 2001, pension and retirement benefit expenses increased by ¥ 12,116million, operating income increased by ¥ 5,292million and income before income taxes decreased by ¥ 8,943million compared with what would have been recorded under the previous accounting standard. The amortization of net transition obligation of ¥ 18,835million is recorded as special expense, and gain on securities contributed to pension and retirement benefits trust of ¥ 4,599million are recorded as special income.
Provision for retirement benefits recorded in the previous year under the previous accounting standard, and payable for prior service cost included in pension and retirement benefits.

(Securities)

Effective January 1, 2001, the Company adopted the new accounting standard for financial instruments, " Opinion Concerning Establishment of Accounting Standard for Financial Instruments " issued by the Business Accounting Deliberation Council on January 22,1999. As a result of adopting the new accounting standard for financial instruments, operating income and income before income taxes increased by ¥ 3,856million. Also, based on the examination of the intent of holding each security upon application of the new accounting standard on January 1, 2001, securities maturing within one year from the balance sheet date are included in current assets, and other securities are included in investments and other assets. As a result, at December 31, 2001, securities in current assets decreased by ¥ 112,321million and investment securities increased by the same amount compared with what would have been recorded under the previous accounting standard. Also as a result of the adoption, return on funds in trust, which was included in interest income in the prior year is separately disclosed in the statement of operation for the year ended December 31, 2001.
The amounts of return on funds in trust for the year ended December 31, 2000 were ¥ 1,907million.

(Foreign currency translation)

Effective January 1, 2001, the Company adopted the revised accounting standard for foreign currency translation, "Opinion on Concerning Revision of Accounting Standard for Foreign Currency Translation", issued by the Business Accounting Deliberation Council on October 22, 1999. The impact of adopting the revised accounting standard on the reported result of operation is immaterial.
In addition, due to the adoption of the revised accounting standard, foreign currency translation adjustments (of ¥ 16,501million) are included in shareholders' equity in the consolidated balance sheet at December 31, 2001. The prior year amount, which is included in assets, has not been reclassified.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

1 Accumulated depreciation (¥ millions)

	At December 31, 2001	At December 31, 2000
Accumulated depreciation	724,174	696,264

2 Investments in non-consolidated subsidiaries and affiliates (¥ millions)

	At December 31, 2001	At December 31, 2000
Investments in securities (Stocks)	69,472	72,751
Other in investments and other assets (Equity)	306	462

3 Detail of collateral

(1) Collateral (¥ millions)

	At December 31, 2001	At December 31, 2000
Notes and accounts receivable	391	518
Inventories	3,055	2,026
Buildings and structures	1,432	1,552
Machinery, equipment and vehicles	1,719	1,710
Land	1,132	1,096
Other of property, plant and Equipment (Fixtures)	35	19
Investments in securities	33	29
Total	7,800	6,952
Following assets, which are included above, are pledged as factory foundation collateral		
Buildings and structures	313	337
Machinery, equipment and vehicles	36	41
Land	657	657
Total	1,008	1,036

(2) Secured borrowing (¥ millions)

	At December 31, 2001	At December 31, 2000
Short-term bank loans	2,400	3,150
Long-term debt (include current maturities of long-term loans)	1,630	1,729
Deposits received	3,408	3,408
Postage charge (facility limit)	29	29
Total	7,468	8,316
Following assets, which are included above, are pledged as factory foundation collateral		
Short-term bank loans	2,400	3,150

1. Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation.
2. Notes, accounts receivable and inventories, which are pledged as collateral, shownabove, are for KirinAgribio EC B.V. and Raymond Vineyard & Cellar Inc.

4 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (¥ millions)

	At December 31, 2001	At December 31, 2000
Marinenet Co.,Ltd.	3,675	1,257
Koiwai Dairy Products Co.,Ltd.	1,650	1,600
Other	471	1,087
Number	3	17
(Foreign currency	–	296) NLG 1,509t AUD 3,812t

(2) Guarantees for employee's housing loan from banks (¥ millions)

At December 31, 2001	At December 31, 2000
13,399	13,639

(3) Guarantees for customers (¥ millions)

	At December 31, 2001	At December 31, 2000
Southeastern Container, Inc.	1,464 (USD 11,102t)	1,273 (USD 11,102t)
Other	858	434
(Amounts of customers	55	3)
(Foreign currency	443 (AUD 7,631t)	–)

Total contingent liabilities	21,519	19,292
(Including agreements similar to contingent liabilities	969	765)

5 Revaluation of land

KIRIN BEVERAGE CORPORATION revalued land used for business pursuant to Law Concerning Revaluation Reserve for Land (effective March 31, 1998) and revision of the Law on March 31, 2001.

Due to revaluation of land in assets, the revaluation difference, net of tax, is accounted for as revaluation variance for land in stockholders' equity, and tax portion is accounted for as deferred income taxes.

Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land effective March 31, 1998.

Where the road rating is not provided, adjusted valuation of real estate tax set in the Article 2, Paragraph 4 was used.

Date of revaluation	December 31, 2001
Book value before revaluation	¥21,618million
Book value after revaluation	¥16,879million

(CONSOLIDATED STATEMENTS OF INCOME)

1 Major elements of selling, general and administrative expenses (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Sales promotion	139,870	115,604
Freight	45,546	45,478
Advertising	61,290	61,398
Pension and retirementbenefit costs	8,078	—
Employee's compensation	82,658	83,717
Research and development	22,868	20,818
Depreciation	24,571	23,157
Retirement and severance benefits	—	8,863

2 Research and development expenses included in selling, general and administrative expenses and cost of sales (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Total Research and development expenses	23,063	21,445

3 Gain on sales of fixed assets (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Land	2,897	8,741
Other	83	493
Total	2,981	9,234

4 Loss on disposal of fixed assets (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Buildings and structures	2,328	2,217
Machinery, equipment and vehicles	2,407	3,326
Other	262	1,184
Total	4,998	6,727

5 Loss on sales of fixed assets (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Buildings and structures	401	42
Machinery, equipment and vehicles	255	442
Other	102	14
Total	759	498

6 Write-down of fixed assets of foreign subsidiaries and affiliates

The amounts of write-down of fixed assets of foreign subsidiaries and affiliates represent impairment loss of goodwill and other assets of LION NATHAN LTD. 2001 and impairment loss of fixed assets at LION NATHAN China for 2000.

7 Loss on revaluation of golf club membership

Loss on revaluation of golf club membership of¥2,079 million are recorded as allowance for doubtful accounts for 2001.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

1 Reconciliation between cash and cash equivalents on consolidated statements of cash flows at end of period and related accounts on consolidated balance sheets is as follows; (¥ millions)

	At December 31, 2001	At December 31, 2000
Cash	143,525	50,579
Marketable securities	12,272	136,132
Fixed (time) deposit over 3 months	(3,411)	(4,039)
Marketable securities over 3 months	(8,054)	(118,337)
Cash and cash equivalents at end of period	144,331	64,335

2 Assets and liabilities of the newly consolidated subsidiaries by acquisition (¥ millions)

	At December 31, 2001	At December 31, 2000
Current Assets	11,938	−
Fixed Assets	44,457	−
Consolidation differences	92	−
Current Liabilities	(4,423)	−
Long-term Liabilities	(14,933)	−
Minority interests	(10,240)	−
Acquisition cost	26,891	−
Acquisition cost at the beginning of the period	(7,803)	−
Acquisition cost during the period	19,087	−
Cash and cash equivalents of the acquired companies	127	−
Expenditure of acquisition	19,215	−

3 Assets and liabilities of the companies excluded from consolidation scope due to sales of stock (¥ millions)

	At December 31, 2001	At December 31, 2000
Current Assets	10,310	−
Fixed Assets	42,603	−
TOTAL ASSETS	52,914	−
Current Liabilities	(2,611)	−
Long-term Liabilities	(15,545)	−
TOTAL LIABILTIES	(18,157)	−

4 Non cash transaction

(1)Securities contributed to employees' pension and retirement benefits trust (¥ millions)

	At December 31, 2001	At December 31, 2000
Securities contributed	3,802	−
Gain on contribution	4,599	−
Total Securities contributed	8,401	−

(2)Assets and liabilities of the newly consolidated subsidiaries in accordance with the revision of accounting standards for consolidation (¥ millions)

	At December 31, 2001	At December 31, 2000
Current Assets	−	33,413
Fixed Assets	−	180,233
(Consolidation differences	−	47,975)
Foreign Currency Translation Adjustments	−	15,730
TOTAL ASSETS	−	229,376
Current Liabilities	−	(29,141)
Long-term Liabilities	−	(82,704)
TOTAL LIABILTIES	−	(111,846)

(SEGMENT INFORMATION)

1. Business Segment Information

(¥ millions)

	Year ended December 31,2001					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,078,004	332,951	150,922	1,561,879	–	1,561,879
2 Intersegment	2,845	1,296	129,678	133,819	(133,819)	–
Total sales	1,080,849	334,248	280,600	1,695,698	(133,819)	1,561,879
Operating expenses	1,034,393	317,128	264,733	1,616,255	(129,441)	1,486,814
Operating income	46,455	17,120	15,867	79,443	(4,378)	75,065
Assets, depreciation and capital expenditure						
Assets	759,833	233,771	288,247	1,281,853	379,799	1,661,652
Depreciation	40,960	16,105	14,637	71,703	1,885	73,588
Capital expenditure	64,165	15,481	16,866	96,513	517	97,031

(¥ millions)

	Year ended December 31,2000					
	Beer	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,111,882	318,006	150,936	1,580,825	–	1,580,825
2 Intersegment	2,965	1,219	103,935	108,120	(108,120)	–
Total sales	1,114,848	319,225	254,872	1,688,946	(108,120)	1,580,825
Operating expenses	1,049,974	301,388	237,925	1,589,288	(102,860)	1,486,427
Operating income	64,873	17,837	16,947	99,658	(5,260)	94,397
Assets, depreciation and capital expenditure						
Assets	740,135	224,118	309,548	1,273,802	353,598	1,627,400
Depreciation	38,241	15,874	15,682	69,798	2,252	72,051
Capital expenditure	58,807	25,266	15,874	99,948	8,246	108,195

Notes: 1. Types and nature of products are considered in classification of business segments. In January 2001, the marketing division of Kirin Seagram Ltd, an affiliated company under equity method, is integrated into Kirin Brewery Limited, in accordance with the Kirin Group's strategy to concentrate on total alcoholic beverages. As a results, sales of ¥ 51,080million has been recognized for the year ended December 31, 2001 for whisky, spirits, wine etc.. As the nature and the market of these alcoholic beverages and beer are similar, such sales are added to the sales of beer segments, and accordingly, the presentation of "beer" segment has been changed to "alcoholic beverages" in the current perid.

2. Main products of sales bysegment are as follows;

Sales by segment	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drink, Other drink
Other	Pharmaceutical products, Engineering, Logistics, Floriculture etc.

3. Unallocable operating expenses included in "Elimination / Unallocation" mainly consist of costs for new business development and costs for new basic technologies researched and developed by the Company.

Year ended December 31, 2001 ¥ 3,982million
Year ended December 31, 2000 ¥ 4,681million

4. Unallocable assets included in "Elimination / unallocation" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment in securities and life insurance), and assets which belong to administrative department of the Company.

   Year ended December 31, 2001 ¥ 410,749million
   Year ended December 31, 2000 ¥ 385,507million

5. As a result of adopting the new accounting standard for severance and pension benefits, the operating expenses has decreased by ¥ 5,718million for "alcoholic beverages", increased by ¥ 109million for "soft drinks", decreased by ¥ 1,360million for "other" and decreased by ¥ 60million for "elimination/unallocation", compared to what would have been reported under the previous accounting standard.

2. Geographical Segment Information

(¥ millions)

	Year ended December 31,2001					
	Japan	Asia, Oceania	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,408,904	105,224	47,750	1,561,879	–	1,561,879
2 Intersegment	2,268	910	703	3,882	(3,882)	–
Total sales	1,411,172	106,135	48,453	1,565,761	(3,882)	1,561,879
Operating expenses	1,349,543	91,998	45,035	1,486,577	236	1,486,814
Operating income	61,629	14,136	3,417	79,184	(4,119)	75,065
Assets	1,011,618	294,962	73,746	1,380,327	281,325	1,661,652

(¥ millions)

	Year ended December 31,2000					
	Japan	Asia, Oceania	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	1,428,444	105,964	46,416	1,580,825	–	1,580,825
2 Intersegment	2,617	882	482	3,982	(3,982)	–
Total sales	1,431,062	106,846	46,899	1,584,808	(3,982)	1,580,825
Operating expenses	1,346,136	95,236	44,311	1,485,684	742	1,486,427
Operating income	84,925	11,610	2,587	99,123	(4,725)	94,397
Assets	992,498	196,062	53,954	1,242,516	384,884	1,627,400

Notes:
1. Geographical distances are considered in classification of country or area.
2. Major countries or areas included in each segment except for Japan are as follows;

Asia, Oceania	East Asia ,Southeast Asia , Oceania
Other	USA, Europe

3. Amounts and major items included in "Elimination/Unallocation" are the same as those described in Notes 3 and 4 in "1.Business Segment Information".
4. As a result of adopting the new accounting standard for employees' severance and pension benefits, the operating expenses has decreased by ¥ 7,029million for "Japan", compared to what would have been reported under the previous accounting standard.
5. Lion Nathan Limited, a consolidated subsidiary, which is included in "Asia, Ocianea", has changed its accounting period and therefore reported 13 months results for the previous year period.

3. Overseas sales

(¥ millions)

	Year ended December 31,2001		
	Asia, Oceania	Other	Total
I Overseas sales	105,879	48,100	153,979
II Consolidated sales	–	–	1,561,879
III Percentage of overseas sales to consolidated sales(%)	6.8	3.1	9.9

(¥ millions)

	Year ended December 31,2000		
	Asia, Oceania	Other	Total
I Overseas sales	106,747	46,794	153,542
II Consolidated sales	–	–	1,580,825
III Percentage of overseas sales to consolidated sales(%)	6.8	3.0	9.7

Notes: 1. Geographical distances are considered in classification of country or area.

2. Major countries or areas included in each segment are as follows;

Asia, Oceania	East Asia ,Southeast Asia, Oceania
Other	USA, Europe

3. Overseas sales represent those of the Company and consolidated subsidiaries to countries and areas outside of Japan.

4. Lion Nathan Limited, a consolidated subsidiary, which is included in "Asia, Ocianea", has changed its accounting period and therefore reported 13 months results for the previous year period.

(LEASE TRANSACTIONS)

Lessee lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price equivalent, accumulated depreciation equivalent and book value equivalent of leased properties

(¥ millions)

	At December 31, 2001	At December 31, 2000
Machinery, equipment and vehicles		
Purchase price equivalent	2,794	2,688
Accumulated depreciation equivalent	1,462	1,397
Book value equivalent	1,331	1,290
Property, plant and equipment, other (Tools)		
Purchase price equivalent	4,165	4,570
Accumulated depreciation equivalent	2,700	3,109
Book value equivalent	1,465	1,461
Total		
Purchase price equivalent	6,959	7,258
Accumulated depreciation equivalent	4,162	4,507
Book value equivalent	2,797	2,751

(2) Lease commitments (¥ millions)

	At December 31, 2001	At December 31, 2000
Due within one year	1,142	1,034
Due after one year	1,822	1,671
Total	2,964	2,705

(3) Lease payments, depreciation equivalent and interest equivalent (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Lease payments	1,495	1,422
Depreciation equivalent	1,257	1,255
Interest equivalent	87	82

(4) Method of computing depreciation equivalent

Depreciation equivalent is computed on a straight-line method over the lease period with residual value of zero.

(5) Allocation of interest equivalent

Differences between total lease expenses and its acquisition costs of the leased properties comprise interest equivalent and insurance, maintenance and certain other operating costs. Interest equivalent is allocated using interest method over the terms of leases.

(Operating lease transactions)

Lease commitments (¥ millions)

	At December 31, 2001	At December 31, 2000
Due within one year	302	1,387
Due after one year	747	3,903
Total	1,049	5,290

Lessor lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price, accumulated depreciation and book value of leased properties

(¥ millions)

	At December 31, 2001	At December 31, 2000
Property, plant and equipment, other (Leased assets)		
Purchase price	18,600	17,349
Accumulated depreciation	11,837	10,980
Book value	6,762	6,369
Intangible fixed assets, other (Leased assets)		
Purchase price	–	–
Accumulated depreciation	–	–
Book value	696	584
Total		
Purchase price	18,600	17,349
Accumulated depreciation	11,837	10,980
Book value	7,458	6,954

(2) Lease commitments

(¥ millions)

	At December 31, 2001	At December 31, 2000
Due within one year	2,235	2,364
Due after one year	5,512	4,967
Total	7,748	7,331

(3) Lease revenue, depreciation equivalent and interest equivalent

(¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Lease revenue	3,030	3,273
Depreciation equivalent	2,502	2,705
Interest equivalent	334	376

(4)Allocation of interest equivalent

Interest equivalent is allocated using interest method over the terms of leases.

(Related party transactions)

The disclosure for related party transactions are omitted as there has been no significant with related parties.

(Deferred income taxes)

1. Significant components of deferred income tax assets and liabilities (¥ millions)

	At December 31, 2001	At December 31, 2000
Deferred income tax assets		
Pension and retirement benefits	35,959	–
Retirement and severance benefits	–	27,359
Deferred charges	9,261	8,861
Depreciation	8,410	8,495
Unrealized profits on fixed assets	4,050	3,676
Other	32,667	26,233
Sub-total	90,349	74,625
Less valuation allowance	(300)	(13)
Total deferred income tax assets	90,049	74,612
Deferred income tax liabilities		
Net unrealized holding gains on securities	(14,020)	–
Reserve for deferred gains on sales of fixed assets for tax purposes	(11,000)	(10,272)
Accelerated depreciation for foreign subsidiary	(4,064)	(4,660)
Other	(6,949)	(2,090)
Total deferred income tax liabilities	(36,034)	(17,023)
Net deferred tax assets	54,014	57,589
Deferred income tax due to revaluation of land	1,995	
Net deferred income tax assets are included in the consolidated balance sheets as bellows		
Current Assets- Deferred income tax assets	17,188	–
Fixed Assets –Deferred income tax assets	45,191	–
Current Liabilities-Other	(5)	–
Long-term Liabilities-Other	(8,359)	–

2. Significant components of difference between the statutory tax rate and the effective tax rate (%)

	At December 31, 2001	At December 31, 2000
Statutory tax rate	42.1	42.1
Expenses	6.9	7.9
Revenue	(1.3)	(1.1)
Per capita inhabitants taxes	0.5	0.4
Consolidation difference	2.1	1.9
Other	1.3	0.5
Effective tax rate	51.6	51.7

(SECURITIES)

Year ended December 31, 2001

1. Held-to-maturity securities with market values (as of December 31,2001) (¥ millions)

	Book value	Market value	Difference
Securities whose market value exceeds the book value			
Governmental/municipal bonds	1,048	1,075	26
Corporate bonds	1,787	1,810	23
Other	—	—	—
Sub-Total	2,835	2,885	49
Securities whose market value does not exceeds the book value			
Governmental/municipal bonds	49	49	(0)
Corporate bonds	—	—	—
Other	—	—	—
Sub-Total	49	49	(0)
Total	2,885	2,935	49

2. Other marketable securities with market values (¥ millions)

	Acquisition cost	Book value	Difference
Securities whose market value exceeds the book value			
Stocks	91,783	127,407	35,624
Bonds			
Governmental/municipal bonds	49	56	6
Corporate bonds	60	64	4
Other	6,498	6,545	47
Other	5,076	5,149	72
Sub-Total	103,468	139,223	35,755
Securities whose market value does not exceeds the book value			
Stocks	18,389	15,950	(2,439)
Bonds			
Governmental/municipal bonds	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	2,395	2,348	(47)
Sub-Total	20,785	18,298	(2,486)
Total	124,253	157,522	33,268

3. Other marketable securities sold during the current period (¥ millions)

Amount sold	Total gain on sales	Total loss on sales
13,252	10,024	1,302

4. Other marketable securities at book value (as of December 31, 2001):

Other marketable securities

Unlisted securities	¥ 41,751million
Investment fund constituted of bonds	¥1,637million
Mid term government security fund	¥ 987million

5. Maturities of other marketable securities with maturity and held-to-maturity debt securities(as of December 31, 2001) (¥millions)

	Due in 1 year	1 to 5 year	5 to 10 year	Over 10 years
Bonds				
Governmental/municipal bonds	–	1,154	–	–
Corporate bonds	644	1,143	–	–
Other	5,562	1,013	–	–
Other	2,233	–	–	–
Total	8,440	3,311	–	–

6. Impairment loss on marketable securities

Impairment loss of ¥ 3,283millions for other marketable securities were recorded for the year ended December 31, 2001. Where the market value is determinable, other marketable securities are subject to impairment loss when the decline of market value to the book value is more than 30%. In such case, securities are considered "substantially declined" and are written down unless the decline is temporary. The other marketable securities without market value are written down when the decline of substantive value to the acquisition cost is more than 50%, which is considered "substantially declined" unless the decline is temporary.

Year ended December 31, 2000 (as of December 31, 2000)

(¥ millions)

	At December 31, 2000		
	Book value	Market value	Unrealized gains
Current Assets			
Shares	96,422	164,547	68,125
Bonds	14,459	14,631	171
Other	546	549	3
Sub Total	111,428	179,728	68,300
Fixed Assets			
Shares	71,560	78,998	7,438
Bonds	79	84	5
Other	—	—	—
Sub Total	71,639	79,083	7,444
TOTAL	183,067	258,811	75,744

Note 1: Computation of market value

(1) Listed securities - closing price mainly at Tokyo Stock Exchange

(2) Over-the-counter securities - latest transaction price announced by the Japan Securities Dealers Association

(3) Unlisted securities - price of public and private corporation bond at the over-the-counter market, announced by the Japan Securities Dealers Association.

(4) Unlisted beneficiary certificates for securities investment trust – base prices.

Note 2: The following securities, whose market values are not available, are excluded from the above table.

(¥ millions)

	Book value at December 31, 2000
Current Assets	
Mid term government security fund	3,870
Investment fund constituted of bonds	8,657
Free financial fund	350
Beneficiary certificate of security investment fund	4,826
Unlisted bonds etc	7,000
Fixed assets	
Unlisted securities	60,103
Securities in limited liability companies	106
Unlisted bonds etc	10,063

(CONTRACT AMOUNTS, MARKET VALUE AND UNREALIZED GAINS/LOSSES OF DERIVATIVE TRANSACTIONS)

At December 31, 2001

The disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by Kirin Brewery Company, Limited and its consolidated subsidiaries.

At December 31,2000

1. Currency related derivatives; (¥ millions)

Type	Contract amounts, etc	(Including amount due after one year)	Market value	Unrealized gains(losses)
Transactions not through market :				
Forward foreign exchange contracts:				
Selling	16,328	—	17,322	(993)
Buying	3,547	—	3,278	(268)
Options:				
Selling				
Call	912	—	(4)	(4)
Put	771	—	0	0
Buying				
Call	1,845	—	23	23
Swaps:	17,656	17,656	5,306	5,306
Total	—	—	—	4,064

2. Interest related derivatives; (¥ millions)

Type	Contract amounts, etc	(Including amount due after one year)	Market value	Unrealized gains(losses)
Transactions not through market :				
Options:				
Selling				
Put	8,224	5,289	(14)	(14)
Buying				
Call	3,907	3,907	56	56
Swaps:				
Pay fixed rate, receive floating rate	42,596	37,176	(126)	(126)
Total	—	—	—	(83)

3. Commodity derivatives; (¥ millions)

Type	Contract amounts, etc	(Including amount due after one year)	Market Value	Unrealized gains
Transactions not through market :				
Swaps:				
Aluminum	393	—	10	10
Total	—	—	—	10

(Pension and retirement benefits)

1. Summary of the severance and pension benefit plan

The Company and its subsidiaries provide three types of contributory defined benefit plans which are lump-sum severance payment, Welfare Pension Fund, and approved retirement pension. Extra payments may be added upon retirement of employees.
Several foreign subsidiaries provide defined contribution plans and/or defined benefit plans. The Company has established the severance and pension benefit trust.

2. Pension and retirement benefits obligation (As of December 31, 2001) (¥ million)

(1)Projected benefit obligation	(315,240)
(2)Fair value of pension assets	174,482
(3)Unfunded pension obligation (1)+(2)	(140,757)
(4)Unrecognized actuarial difference	40,697
(5)Severance and pension benefit (3)+(4)	(100,060)

Notes: 1. Substitutional portion of the Welfare Pension Fund is included.
2. Several subsidiaries compute the projected benefit obligation by using simplified method.

3. Pension and retirement benefits expenses (From January 1, 2001 to December 31, 2001)
(¥ million)

(1)Service cost (Notes1,2)	8,912
(2)Interest cost	9,651
(3)Expected return on plan assets	(5,782)
(4)Amortization of net transition obligation	18,835
(5)Severance and pension benefits expenses	31,616

Notes: 1. Employees' contribution to the Welfare Pension Fund is excluded.
2. Severance and pension benefits expenses of subsidiaries using simplified method are included.

4. Basis for calculation of pension and retirement benefits, etc.

(1) Periodic allocation of anticipated severance and pension benefits	Straight-line method
(2) Discount rate	3.0%
(3) Percentage of expected return on assets	mainly 3.5%
(4) Periods over which the actuarial difference is amortized	15 years
(5) Periods over which the net transition obligation is amortized	1 year

(PRODUCTION, ORDERS RECEIVED AND SALES)

(1) PRODUCTION PERFORMANCE

Production performance for the current fiscal year classified by the type of business segment is as follows:

Business Segment	year ended December 31, 2001		Percentage change (%)
Alcoholic beverages	1,021,080	(¥ millions)	(8.1)
Soft drinks	99,206	(¥ millions)	(0.7)
Other	87,956	(¥ millions)	(2.5)

Notes: The amounts are calculated based on sales price without consumption taxes.

(2) ORDERS RECEIVED

Orders received for the current fiscal year classified by the type of business segment is as follows:

Business Segment	Orders received during period		Percentage change (%)	Backlog		Percentage change (%)
Soft drinks	471	(¥ millions)	(30.9)	–	(¥ millions)	–
Other	10,625	(¥ millions)	(10.2)	2,824	(¥ millions)	2.3

Notes: The amounts are calculated based on sales price without consumption taxes.

(3) SALES PERFORMANCE

Sales performance for the current fiscal year classified by the type of business segment is as follows:

Business Segment	year ended December 31, 2001		Percentage change (%)
Alcoholic beverages	1,078,004	(¥ millions)	(3.0)
Soft drinks	332,951	(¥ millions)	4.7
Other	150,922	(¥ millions)	0.0

Notes: The amounts do not include the related consumption tax, etc.

As a result of changing the presentation of business segment, the presentation of "beer" sales by segment has been changed to "alcoholic beverages" in the current period.

CONSOLIDATED FINANCIAL RESULTS

for

THE YEAR

ended

DEC. 31, 2001

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

FEB. 20, 2002

2001 Actual:Consolidated

PROFIT CHANGE FROM PRIOR YEAR

(¥ Billions)

Item	01Actual	00Actual	Difference	Reference
Sales	1,561.8	1,580.8	(19.0)	
Increase in other consolidated subsidiaries' operating income			2.7	LION NATHAN LTD.etc
Decrease in KIRIN BEVERAGE'S operating income			(1.8)	
Decrease in Parent's operating income			(20.2)	
Decrease in Operating Income	75.0	94.3	(19.3)	
Increase in equity in earnings of affiliates			1.2	
Increase in KIRIN BEVERAGE'S non-operating income, net			0.9	
Decrease in Parent's non-operating income, net			(2.6)	
Decrease in other consolidated subsidiaries' non-operating income, net			(3.9)	LION NATHAN LTD.etc
Decrease in Income Before Special Items	69.3	93.0	(23.7)	
Increase in Parent's special income, net			10.6	
Increase in other consolidated subsidiaries' special income, net			8.9	LION NATHAN LTD.etc
Decrease in KIRIN BEVERAGE'S special income, net			(2.6)	
Decrease in minority interests			(3.0)	
Decrease in Net Income	23.1	32.9	(9.8)	

2002 Budget:Consolidated

PROFIT CHANGE FROM CURRENT YEAR

(¥ Billions)

Item	02Budget	01Actual	Difference	Reference
Sales	1,600.0	1,561.8	38.2	
Increase in Parent's operating income			8.1	
Increase in other consolidated subsidiaries' operating income			0.5	LION NATHAN LTD.etc
Increase in KIRIN BEVERAGE'S operating income			0.4	
Increase in Operating Income	84.0	75.0	9.0	
Increase in other consolidated subsidiaries' non-operating income, net			1.2	LION NATHAN LTD.etc
Decrease in KIRIN BEVERAGE'S non-operating income, net			(0.2)	
Decrease in equity in earnings of affiliates			(0.7)	
Decrease in Parent's non-operating income, net			(1.6)	
Increase in Income Before Special Items	77.0	69.3	7.7	
Increase in KIRIN BEVERAGE'S special income, net			3.1	
Decrease in minority interests			(0.6)	
Decrease in Parent's special income, net			(0.8)	
Decrease in other consolidated subsidiaries' special income, net			(3.5)	LION NATHAN LTD.etc
Increase in Net Income	29.0	23.1	5.9	

Consolidated

Forecast of consolidated financial performance

Results of operations (¥ billions)

	02 Budget	01 Actual	00 Actual
Sales	1,600.0	1,561.8	1,580.8
Operating Income	84.0	75.0	94.3
Income before Special items	77.0	69.3	93.0
Net income	29.0	23.1	32.9

Scope of consolidation and application of equity method (Number of companies)

	02 Budget	01 Actual	00 Actual
Consolidated subsidiaries	263	261	241
Unconsolidated subsidiaries applied by equity method	1	1	1
Affiliates applied by equity method	14	15	18

Income and expense analysis by business segment

Movement between 01 Actual and 00 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Other	Elimination/ Unallocation	Total
Operating income – 00 Actual	64.8	17.8	16.9	(5.2)	94.3
Increase (Decrease) in gross profit	(5.3)	7.5	(2.1)	2.1	2.2
Decrease (Increase) in selling expenses	(16.3)	(6.1)	(0.3)	–	(22.7)
Decrease (Increase) in operations, and general and administrative expenses	3.2	(2.1)	1.3	(1.2)	1.2
Increase (Decrease) in operating income	(18.4)	(0.7)	(1.1)	0.9	(19.3)
Operating income – 01 Actual	46.4	17.1	15.8	(4.3)	75.0

Movement between 02 Budget and 01 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Other	Elimination/ Unallocation	Total
Operating income - 01 Actual	46.4	17.1	15.8	(4.3)	75.0
Increase (Decrease) in gross profit	5.9	4.5	3.2	–	13.6
Decrease (Increase) in selling expenses	13.7	(2.4)	(3.2)	–	8.1
Decrease (Increase) in operations, and general and administrative expenses	(4.8)	(1.2)	(7.1)	0.4	(12.7)
Increase (Decrease) in operating income	14.8	0.9	(7.1)	0.4	9.0
Operating income - 02 budget	61.2	18.0	8.7	(3.9)	84.0

Consolidated

Amount Changes of Sales and Major Expenses etc.

(¥ Billions)

	2002 Budget		2001 Actual		2000 Actual	
Sales volume (vs. prior year)						
Alcoholic beverages	thousand KL		thousand KL		thousand KL	
Beer and *Happoshu*	3,667	1.1%	3,626	(6.2%)	3,863	31.4%
	million cases		million cases		million cases	
Soft drinks	194	4.0%	187	5.7%	177	10.9%
Sales by business segments (vs.prior year)						
Total	1,600.0	2.4%	1,561.8	(1.2%)	1,580.8	8.9%
Alcoholic beverages	1,096.0	1.7%	1,078.0	(3.0%)	1,111.8	4.1%
Beer and *Happoshu*	1,018.0	(0.9%)	1,026.9	(7.6%)	1,111.8	4.1%
Whiskey, Spirits, wines and *Chu-hi* etc.	78.0	52.7%	51.0	—	—	—
Soft drinks	347.0	4.2%	332.9	4.7%	318.0	13.3%
Other business	157.0	4.0%	150.9	0.0%	150.9	46.9%
Pharmaceutical	49.0	(0.1%)	49.0	5.0%	46.7	14.5%
Agribio	18.0	38.5%	12.9	(15.7%)	15.4	29.1%
Functional Foods	13.0	19.3%	10.8	46.7%	7.4	—
other	77.0	(1.2%)	77.9	(4.2%)	81.3	62.8%
Sales promotion	190.0 (Sales promotion and Advertising combined)		139.8		115.6	
Advertising			61.2		61.3	
R&D	28.0		23.0		21.4	
Depreciation	72.0		73.5		72.0	
Financial profit, net	(6.0)		(5.6)		(1.8)	
Capital Expenditures	77.0		71.4		93.8	
Cash flows	(72.0)		79.9		(18.3)	
Operating activities	111.0		71.1		93.7	
Investing activities	(182.0)		(12.1)		(69.0)	
Financing activities	(1.0)		20.8		(43.6)	

Consolidated

Major Changes in Assets and Liabilities

(¥Billions)

	2001 Actual	2000 Actual	Increase (Decrease)	Reference
Cash	143.5	50.5	93.0	Due to issue of parent's bonds
Marketable securities	12.2	136.1	(123.9)	Reclassification of marketable securities to investment
Investments in securities	263.0	141.9	121.1	Increment on revaluation of securities as a result of adoption of new accounting policy on financial instruments
Bonds	87.4	27.6	59.8	Due to issue of parent's bonds
Net unrealized holding gains on securities	19.3	–	19.3	Effect on adoption of new accounting policy on financial instruments

KIRIN BREWERY COMPANY, LIMITED

February 20, 2002

SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2001

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, London, Paris, Zurich, Frankfurt
Interim dividend plan:	Yes
Minimum numbers of shares to have voting rights :	1,000 shares
For further information, please contact:	Mr. Sumio Nagata, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 20, 2002

Date of regular shareholders' meeting: March 28, 2002

1. Business results and financial positions for the current fiscal year

(January 1, 2001 - December 31, 2001) [Unit: Japanese yen (¥)]

(1) Results of operations : (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before special items (¥ millions)	Percentage change (%)
Year ended December 31, 2001	1,028,403	(3.6)	34,965	(36.5)	44,580	(33.8)
Year ended December 31, 2000	1,066,719	(3.6)	55,085	(6.4)	67,325	2.7

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2001	19,382	(38.4)	19.69	–	2.9	3.7	4.3
Year ended December 31, 2000	31,484	2.5	31.73	–	4.9	5.7	6.3

Notes : ①Average number of shares of common stock outstanding during the year:

December 31, 2001	984,485	thousands of shares
December 31, 2000	992,351	thousands of shares

②Change in accounting policies: None

③Percentage change is the ratio of increase or decrease in each item of business results for the year ended December 31, 2001, in comparison to these for the prior year.

(2) Dividends:

	Dividend per share for the year (¥)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend paid for the year (¥ millions)	Dividend pay-out ratio (%)	Ratio of dividends to shareholders' equity (¥)
Year ended December 31, 2001	12.00	6.00	6.00	11,813	60.9	1.7
Year ended December 31, 2000	12.00	6.00	6.00	11,841	37.6	1.8

(3) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2001	1,251,755	691,878	55.3	702.83
December 31, 2000	1,175,289	665,439	56.6	675.91

Note: ①Number of shares of common stock issued and outstanding:

December 31, 2001	984,417	thousands of shares
December 31, 2000	984,508	thousands of shares

②Number of treasury stock held at year end

December 31, 2001	90,516	shares
December 31, 2000	3,715	shares

2. Forecast of business results for the next fiscal year (January 1, 2002-December 31, 2002)

	Sales (¥ million)	Income before special items (¥ million)	Net income (¥ million)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2002	480,000	12,500	6,500	6.00	–	–
Year ending December 31, 2002	1,050,000	51,000	25,000	–	6.00	12.00

Note: Forecasted net income per share ¥25.40

BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2001 Amount	Percentage over total assets	At December 31, 2000 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash		89,776		16,373		73,403
Funds in trust		—		36,909		(36,909)
Notes receivable		3,039		4,254		(1,215)
Accounts receivable		183,536		169,994		13,542
Marketable securities		7,562		114,937		(107,375)
Treasury stock		—		3		(3)
Merchandise		1,137		200		937
Finished goods		4,917		4,587		330
Semi-finished goods		7,948		7,774		174
Raw materials		12,249		14,280		(2,031)
Containers		3,850		4,469		(619)
Supplies		831		1,188		(357)
Advances		241		212		29
Other accounts receivable		18,415		18,765		(350)
Deferred income taxes		13,000		10,077		2,923
Funds in trust		17,411		—		17,411
Other		4,976		3,520		1,456
Allowance for doubtful accounts		(1,164)		(912)		(252)
Total current assets		367,733	29.4	406,636	34.6	(38,903)
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings	(*2)	126,131		132,442		(6,311)
Structures		19,677		19,783		(106)
Machinery and equipment		130,756		112,006		18,750
Vehicles		535		694		(159)
Tools		10,065		9,961		104
Land	(*2)	113,655		114,644		(989)
Construction in progress		19,047		34,325		(15,278)
Total		419,869	33.5	423,859	36.1	(3,990)
Intangible Fixed Assets						
Leasehold rights		661		661		—
Utility rights		5,947		6,506		(559)
Total		6,609	0.5	7,168	0.6	(559)
Investments and Other Assets						
Investments in securities	(*2)	188,614		57,681		130,933
Investments in subsidiaries and affiliates (capital stock)		164,592		166,813		(2,221)
Other investments		1,634		1,948		(314)
Investment in equity of subsidiaries and affiliates(other than capital stock)		8,184		8,184		—
Long-term loans		2,862		3,745		(883)
Long-term loans to employees		0		4		(4)
Long-term loans to affiliates		2,550		100		2,450
Life insurance investments		33,604		32,191		1,413
Deposits paid		17,515		17,823		(308)
Real estate in trust		7,324		7,592		(268)
Deferred income taxes		29,546		38,448		(8,902)
Other		3,873		3,815		58
Allowance for doubtful accounts		(2,759)		(723)		(2,036)
Total		457,543	36.6	337,626	28.7	119,917
Total fixed assets		884,022	70.6	768,653	65.4	115,369
TOTAL ASSETS		1,251,755	100.0	1,175,289	100.0	76,466

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2001 Amount	Percentage over total assets	At December 31, 2000 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes payable		708		1,753		(1,045)
Accounts payable		37,665		29,581		8,084
Short-term bank loans		11,500		6,000		5,500
Beer taxes payable		117,123		121,471		(4,348)
Other accounts payable		18,182		22,802		(4,620)
Consumption tax payable		7,506		9,608		(2,102)
Income tax payable		11,749		11,743		6
Accrued expenses		40,470		46,879		(6,409)
Deposits received		62,889		65,956		(3,067)
Deposits for containers received		1,792		2,055		(263)
Other		6,180		4,800		1,380
Total current liabilities		315,770	25.2	322,650	27.5	(6,880)
Long-term Liabilities						
Bonds		70,000		–		70,000
Long-term debt		1,000		7,000		(6,000)
Retirement and severance benefits		–		78,849		(78,849)
Pension and retirement benefits		85,959		–		85,959
Retirement benefits for directors and corporate auditors		1,581		1,357		224
Reserve for loss on subsidiaries, affiliates and other investments		–		432		(432)
Deposits received	(*2)	76,090		85,660		(9,570)
Other		9,476		13,899		(4,423)
Total long-term liabilities		244,107	19.5	187,199	15.9	56,908
TOTAL LIABILITIES		559,877	44.7	509,850	43.4	50,027
Common Stock	(*4)	102,045	8.2	102,045	8.7	–
Additional Paid-In Capital		70,868	5.7	70,868	6.0	–
Legal Reserve		25,511	2.0	25,511	2.2	–
Retained Earnings:		474,416	37.9	467,013	39.7	7,403
Voluntary Earned Surplus						
Transfer to reserve for special depreciation		279		219		60
Reserve for deferred gain on sale of property		14,047		13,992		55
Reserve for dividends		6,450		6,450		–
General reserve		389,367		336,367		53,000
Unappropriated Retained Earnings		64,272		109,982		(45,710)
Net unrealized holding gains on securities		19,122	1.5	–		19,122
Treasury Stock		(86)	(0.0)	–		(86)
TOTAL SHAREHOLDERS' EQUITY		691,878	55.3	665,439	56.6	26,439
TOTAL LIABILTIES AND SHAREHOLDER'S EQUITY		1,251,755	100.0	1,175,289	100.0	76,466

STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2001 Amount	Percentage over sales	Year ended December 31, 2000 Amount	Percentage over sales	Increase (Decrease) Amount
Sales		1,028,403	100.0	1,066,719	100.0	(38,316)
Cost of Sales		730,267	71.0	758,480	71.1	(28,213)
Gross Profit		298,136	29.0	308,238	28.9	(10,102)
Selling, General and Administrative Expenses	(*1,*2)	263,170	25.6	253,153	23.7	10,017
Operating Income		34,965	3.4	55,085	5.2	(20,120)
Non-operating Income						
Interest income		643		2,950		(2,307)
Security interest		375		388		(13)
Return on funds in trust		558		–		558
Dividend income		7,863		7,802		61
Rent income		2,037		3,019		(982)
Other		2,997		4,519		(1,522)
Total		14,476	1.4	18,681	1.8	(4,205)
Non-operating Expenses						
Interest expense		1,306		1,473		(167)
Interest on bonds		72		–		72
Other		3,481		4,968		(1,487)
Total		4,861	0.5	6,442	0.6	(1,581)
Income before Special Items and Income Taxes		44,580	4.3	67,325	6.3	(22,745)
Special Income						
Gain on sales of fixed assets	(*3)	2,667		9,270		(6,603)
Reversal of provision for doubtful accounts		71		103		(32)
Gain on sale of securities		9,959		–		9,959
Gain on securities contributed to pension and retirement benefits trust		4,599		–		4,599
Reversal of provision for loss reserve on subsidiaries affiliates and other investments		–		283		(283)
Total		17,298	1.7	9,658	0.9	7,640
Special Expenses						
Loss on disposal of fixed assets	(*4)	4,422		5,537		(1,115)
Loss on sale of fixed assets	(*5)	86		93		(7)
Write-down of investment in securities		3,041		–		3,041
Loss on sale of securities		1,299		–		1,299
Write-down of investment in subsidiaries and affiliates		3,514		1,257		2,257
Loss on devaluation of golf club membership	(*6)	1,991		–		1,991
Amortization of net transition obligation of accounting standard for severance and pension benefits		13,464		–		13,464
Plant restructuring cost	(*7)	–		15,322		(15,322)
Total		27,820	2.7	22,210	2.1	5,610
Income before Income Taxes		34,058	3.3	54,772	5.1	(20,714)
Income Taxes (Current)		22,600		23,900		(1,300)
Income Taxes(Deferred)		(7,924)	1.4	(612)	2.2	(7,312)
Net Income		19,382	1.9	31,484	3.0	(12,102)
Retained earnings brought forward from the prior fiscal year		50,796		50,734		62
Cumulative effect of changes in accounting for income taxes		–		47,914		(47,914)
Reversal of reserve for extraordinary depreciation due to the adoption of income tax effect accounting		–		159		(159)
Reversal of reserve for deferred gain on sale of property due to the adoption of income tax effect accounting		–		10,174		(10,174)
Dividends (interim)		5,907		5,934		(27)
Transfer to legal reserve (interim)		–		162		(162)
Purchase and retirement of common stocks		–		24,387		(24,387)
Unappropriated retained earnings		64,272		109,982		(45,710)

STATEMENTS OF RETAINED EARNINGS

(¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Unappropriated retained earnings	64,272	109,982
Transfer from reserve for special depreciation	72	85
Transfer from reserve for deferred gain on sale of property	395	448
Total	64,740	110,516
Appropriations:		
Dividends	5,906	5,907
Bonuses paid to directors' and corporate auditors	92	165
(corporate auditors' portion included above	10	17)
Voluntary earned surplus		
Transfer to reserve for special depreciation	10	145
Transfer to reserve for deferred gain on sale of property	980	502
Transfer to general reserve	17,000	53,000
Retained earnings to be carried forward to the next fiscal year	40,750	50,796

Note 1: Interim dividends of ¥ 5,907;003,444 (¥6 per share) was paid on September 12, 2001.
Note 2: Transfer from/to reserve for special depreciation, transfer from/to reserve for deferred gain on sale of property, are pursuant to the Special Taxation Measures Law.

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities
Equity securities issued by subsidiaries and affiliated companies are valued at lower of moving average cost or market.
Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholder's equity. Realized gains and losses on sale of such securities are computed using moving-average cost.
Other securities with no available fair market value are stated at moving-average cost.

2. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the average method.
Raw materials and supplies are mainly stated at cost determined by the moving average method.

3. Valuation of funds in trust
Fair value

4. Valuation of derivative financial instruments
Fair value

5. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method, except for buildings (excluding buildings fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method.
Estimated useful life for property, plant and equipments are determined based on the Corporate Income Tax Law in Japan.

6. Amortization of intangible fixed assets
The straight–line method
Estimated useful life for property, plant and equipments are determined based on the Corporate Income Tax Law in Japan.

7. Accounting for deferred charges
Cost of issuing bonds are expensed as incurred.

8. Allowance for doubtful accounts
The Company provides sufficient allowance for doubtful accounts to cover possible losses on collection by estimating uncollectible amounts for individual accounts.

9. Pension and retirement benefits
The Company provides allowance for Pension and retirement benefits at December 31, 2001 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the date. The estimated net transition obligation for the year ended December 31, 2001 of ¥13,464million, is recognized as special expense for the current year.
Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the next fiscal year.

10. Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations calculated in accordance with policies of the Company.

11. Leases
Finance leases, except for those leases which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

12. Hedge accounting
Where certain hedging criteria are met, the Company defers the recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedging items are recognized.
For forward foreign exchange contracts used for hedging purposes, the foreign currency receivables or payables are recorded at the contracted forward rates. In addition, for interest rate swap contracts meeting hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added or to be deducted from the interest on the assets or liabilities.
The Company use forward foreign currency contracts and interest rate swap contracts as derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivables and payables from operation and interest rate increases with respect to borrowings, within the amounts of foreign currency borrowings or receivables.

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging items	Hedged instruments
Foreign currency trade receivables and trade payables	Foreign currency forward contracts etc.
Loans receivable and payable	Interest rate swap contracts etc.

The Company evaluate the effectiveness of hedge semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

13. Consumption tax
Consumption tax is excluded from the accounts which are subject to such tax.

ADDITIONAL INFORMATION:

(Pension and retirement benefits)

Effective January 1, 2001, the Company adopted the new accounting standard, " Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits ", issued by the Business Accounting Deliberation Council on June 16, 1998. As a result of the adoption of the new accounting standard, in the year ended December 31, 2001, pension and retirement benefit expenses increased by ¥ 6,307million, operating income increased by ¥ 7,131million and income before income taxes decreased by ¥ 1,733million compared with what would have been recorded under the previous accounting standard. The amortization of net transition obligation of ¥ 13,464million is recorded as special expense, and gain on securities contributed to pension and retirement benefits trust of ¥ 4,599million are recorded as special income.
Provision for retirement benefits recorded in the previous year under the previous accounting standard, and payable for prior service cost are included in pension and retirement benefits.

(Securities)

Effective January 1, 2001, the Company adopted the new accounting standard for financial instruments, " Opinion Concerning Establishment of Accounting Standard for Financial Instruments " issued by the Business Accounting Deliberation Council on January 22,1999. As a result of adopting the new accounting standard for financial instruments, operating income and income before income taxes increased by ¥ 4,004million. Also, based on the examination of the intent of holding each security upon application of the new accounting standard on January 1, 2001, securities maturing within one year from the balance sheet date are included in current assets, and other securities are included in investments and other assets. As a result, at December 31, 2001, securities in current assets decreased by ¥ 108,937million and investment securities increased by the same amount compared with what would have been recorded under the previous accounting standard. Also as a result of the adoption, return on funds in trust, which was included in interest income in the prior year, is separetely disclosed in the statement of operation for the year ended December 31, 2001.
The amounts of return on funds in trust for the year ended December 31, 2000 were ¥ 1,907million.

(Foreign currency translation)

Effective January 1, 2001, the Company adopted the revised accounting standard for foreign currency translation, "Opinion on Concerning Revision of Accounting Standard for Foreign Currency Translation", issued by the Business Accounting Deliberation Council on October 22, 1999. There is no impact on the reported result of operation, as a result of adopting the revised accounting standard.

(Treasury stock)

Treasury stock has been reclassified from current assets and are included in the stockholders' equity section. The amount of treasury stock in the previous fiscal year was ¥ 3million.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

1 Accumulated depreciation (¥ millions)

	At December 31, 2001	At December 31, 2000
Accumulated depreciation	505,799	488,495

2 Detail of Collateral

(1) Collateral (¥ millions)

	At December 31, 2001	At December 31, 2000
Buildings	1,118	1,214
Land	439	439
Investments in securities	33	29

(2) Secured borrowing (¥ millions)

	At December 31, 2001	At December 31, 2000
Deposits received	2,296	2,296
Postage charge (facility limit)	29	29

3 Receivables from and payables to subsidiaries and affiliates (¥ millions)

	At December 31, 2001	At December 31, 2000
Accounts payables and accrued expenses	26,191	21,272

4 Shares authorized and issued (shares)

	At December 31, 2001	At December 31, 2000
Number of stock authorized	1,732,026,000	1,732,026,000
Number of stock issued	984,508,387	984,508,387

Note: Number of stock issued for the current fiscal year includes 90,516 shares of treasury stock.

5 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (¥ millions)

	At December 31, 2001	At December 31, 2000
Kirin Lease Co.,Ltd.	10,046	13,320
Marinenet Co.,Ltd.	3,675	1,307
Kirin International Trading Co.,Ltd.	2,050	2,050
Koiwai Dairy Products Co.,Ltd.	1,650	1,600
Yokohama Arena Co.,Ltd.	890	1,206
Kirin Brewery of America LLC	1,240	—
Kirin International Finance (Netherlands) B.V.	—	10,000
Other	3,586	4,156
(Amounts in foreign currencies included above)	3,894	2,890
	USD 18,900't	USD 20,105't
	NLG 2,000't	NLG 11,000't
	EUR 3,780't	ESP 80,000't
	NTD 226,810't	
Number	11	15

(2) Guarantees for employee's housing loan from banks (¥ millions)

At December 31, 2001	At December 31, 2000
13,378	13,604

(3) Guarantees for bank loans of customers (¥ millions)

	At December 31, 2001	At December 31, 2000
Amounts	414	434
(Number of customers)	(3)	(3)
Total contingent liabilities	36,931	47,678
(Including agreements similar to contingent liabilities)	9,100	23,270

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1 Major elements of selling, general and administrative expenses (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Sales promotion	76,480	57,929
Freight	24,688	26,907
Advertising	38,871	39,190
Payroll	38,372	38,292
Retirement and severance benefits	–	8,265
Pension and retirement benefit costs	6,230	–
Expense for retirement benefits for directors and corporate auditors	404	352
Welfare	9,048	11,859
Depreciation	3,652	3,884
Research and development	22,122	20,187
Doubtful accounts expense	367	476
Percentage of selling expense over selling, general and administrative expense	75%	73%

2 Research and development expenses included in selling, general and administrative expenses and cost of sales (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Total research and development expense	22,122	20,187

3 Gain on sales of fixed assets (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Land	2,665	9,264
Other	1	6
Total	2,667	9,270

4 Loss on disposal of fixed assets (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Buildings	1,838	1,796
Machinery and equipment	2,171	3,216
Other	412	524
Total	4,422	5,537

5 Loss on sales of fixed assets (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Land	17	91
Other	68	2
Total	86	93

6 Loss on revaluation of golf club membership

All amounts of Loss on revaluation of golf club membership are recorded as allowance for doubtful accounts for 2001.

7 Loss related to restructuring of plants (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Loss on disposal of fixed assets	–	7,597
Expense for removal of fixed assets	–	5,370
Retrenchment cost	–	2,354
Total	–	15,322

8 Matters related to subsidiaries and affiliates (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Dividends received	6,018	5,240
Gain on sales of fixed assets	0	1,051

(LEASE TRANSACTIONS)

Finance lease transactions without ownership transfer to lessee

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2001	At December 31, 2000
Structures		
Purchase price equivalent	7	7
Accumulated depreciation equivalent	5	3
Book value equivalent	2	3
Machinery and equipment		
Purchase price equivalent	180	185
Accumulated depreciation equivalent	57	43
Book value equivalent	123	142
Vehicles		
Purchase price equivalent	13	5
Accumulated depreciation equivalent	7	2
Book value equivalent	5	3
Tools		
Purchase price equivalent	7,678	8,863
Accumulated depreciation equivalent	3,887	4,048
Book value equivalent	3,791	4,814
Total		
Purchase price equivalent	7,880	9,061
Accumulated depreciation equivalent	3,957	4,097
Book value equivalent	3,922	4,964

(2) Lease commitments (¥ millions)

	At December 31, 2001	At December 31, 2000
Due within one year	1,670	2,247
Due after one year	2,417	2,973
Total	4,088	5,220

(3) Lease payments, depreciation equivalents and interest equivalents (¥ millions)

	Year ended December 31, 2001	Year ended December 31, 2000
Lease payments	2,602	3,040
Depreciation equivalent	2,300	1,801
Interest equivalent	255	228

(4) Method of depreciation equivalent

Depreciation equivalent is computed on a straight-line method over the lease period without residual value.

(5) Allocation of interest equivalent

Differences between total lease expenses and acquisition costs of the leased properties comprise interest expenses and insurance, maintenance and certain other operating costs.

Interest expenses are allocated using interest method over the terms of leases.

Operating lease transactions

Lease commitments (¥ millions)

	At December 31, 2001	At December 31, 2000
Due within one year	145	107
Due after one year	529	453
Total	677	560

(Securities)

Information on securities, except for those presented below, for current and prior periods are presented with the consolidated interim financial statements

(Reference : financial statements at December 31, 2001)

Investment in subsidiaries and affiliates with market values (¥ millions)

	Book value	Market value	Difference
Investment in subsidiaries	101,754	144,760	43,005
Investment in affiliates	12,536	29,198	16,661

(Deferred income taxes)

1. Significant components of deferred tax assets and liabilities (¥ millions)

	At December 31, 2001	At December 31, 2000
Deferred tax assets		
Retirement and severance benefits	–	25,731
Pension and retirement benefits	31,483	–
Deferred charges	8,695	8,333
Depreciation	6,592	6,723
Other	22,413	18,156
Total deferred tax assets	69,185	58,943
Deferred tax liabilities		
Net unrealized holding gains on securities	(13,903)	–
Reserve for deferred gains on sales of fixed assets for tax purposes	(10,638)	(10,213)
Other	(2,095)	(203)
Total deferred tax liabilities	(26,638)	(10,417)
Net deferred tax assets	42,546	48,526

2. As the difference between the statutory tax rate and the effective tax rate is less than 5%, the disclosure for reasons for the differences are omitted.

FINANCIAL RESULTS
for
THE YEAR
ended
DEC. 31, 2001

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

FEB. 20, 2002

2001 Actual:Parent

PROFIT CHANGE FROM PRIOR YEAR

(¥ Billions)

Item	01Actual	00Actual	Difference	Reference
Sales	1,028.4	1,066.7	(38.3)	
Decrease in labor cost			13.9	
Decrease in beer and Happosyu ingredient cost			1.9	Decrease of new bottles: 1.2 Decrease of can costs: 0.5
Increase in depreciation			(1.5)	
Increase in fixed cost at breweries			(1.5)	Out-sourcing of plant maintenance: (0.6)
Increase in beer and Happosyu material cost			(2.1)	Malt (1.5)
Decrease in alcoholic beverages business profit			(10.4)	Decrease in beer business marginal profit: (26.1) Increase in happoshu business marginal profit: 6.0 Increase in whisky, spirits, wine business profit etc.
Increase in selling cost			(17.1)	Sales promotion cost: (18.5), Advertising: 0.3 Transportation: 1.1
Other			(3.4)	Increase of R&D: (2) (20.1→22.1), etc.
Decrease in Operating Income	34.9	55.1	(20.2)	
Decrease in other non-operating income, net			(1.0)	Write-back of loss on revaluation of marketable securities:(1.9)
Financial profit, net			(1.6)	9.6→8.0
Decrease in Income Before Special Items	44.5	67.3	(22.8)	
Income taxes, etc			8.7	
Decrease in special expenses, net			1.9	Impact of adoption of new accounting standards for severance and pension benefits, etc.
Decrease in Net Income	19.3	31.5	(12.2)	

2002 Budget:Parent

PROFIT CHANGE FROM CURRENT YEAR

(¥ Billions)

Item	02Budget	01Actual	Difference	Reference
Sales	1,050.0	1,028.4	21.6	
Decrease in selling cost			14.3	Sales promotion and advertising cost : 14.2
Increase in alcoholic beverages business profit			9.2	Decrease in beer business marginal profit: (10.2) Increase in happoshu business marginal profit: 10.5 Increase in Hyoketsu Kaju marginal profit: 9.8
Decrease in beer and Happosyu ingredient cost			0.5	Decrease of can costs: 0.9, etc.
Increase in beer and Happosyu material cost			(0.4)	Malt: (1.6)
Increase in beer fixed cost at breweries			(0.4)	
Increase in depreciation			(0.5)	37.6→38.1
Increase in labor cost			(3.7)	78.5→82.2 Amortization of actuarial difference: (2.7)
Other			(10.9)	R&D: (4.6), PR: (0.8), etc.
Increase in Operating Income	43.0	34.9	8.1	
Decrease in other non-operating income, net			(0.4)	
Financial profit, net			(1.2)	
Increase in Income Before Special Items	51.0	44.5	6.5	
Increase in special income, net			4.3	Impact of adoption of new accounting standards for severance and pension benefits, etc.
Income taxes, etc			(5.1)	
Increase in Net Income	25.0	19.3	5.7	

Parent

Amount Changes of Sales and Major Expenses etc.

(¥ Billions)

	2002 Budget		2001 Actual		2000 Actual	
Alcoholic beverages business sales volume (thousand KL,vs.prior year)						
Total of beer business	2,564	0.1%	2,562	(6.6%)	2,743	(4.3%)
Beer	1,580	(5.4%)	1,670	(12.3%)	1,905	(10.0%)
Happoshu	984	10.3%	891	6.4%	837	11.8%
Chu-hi etc.	161	241.0%	47	—	—	—
Case sales by major brands (million cases, vs.prior year)						
LAGER	64.70	(8.6%)	70.80	(15.4%)	83.70	(15.8%)
ICHIBAN SHIBORI	54.90	0.4%	54.70	(4.2%)	57.10	(0.7%)
TANREI	71:10	6.3%	66.90	1.4%	66.00	11.7%
Hyoketsu-Kaju （250ml×24can）	25.00	309.8%	6.10	—	—	—
Sales by major segments (vs.prior year)	1,050.00	2.1%	1,028.40	(3.6%)	1,066.70	(3.6%)
Total of Alcoholic beverages	994.0	2.2%	972.4	(3.6%)	1,008.8	(4.9%)
Beer and *Happoshu*	920.0	(0.9%)	928.7	(7.9%)	1,008.8	(4.9%)
Beer	635.0	(5.5%)	671.6	(12.5%)	767.3	(9.2%)
Happoshu	285.0	10.9%	257.0	6.5%	241.4	12.0%
Whiskey, Spirits and wines etc.(*)	32.0	1.2%	31.6	—	—	—
Chu-hi etc.	42.0	247.2%	12.0	—	—	—
Pharmaceuticals	47.0	0.0%	47.0	4.6%	44.9	10.1%
Other	9.0	0.2%	8.9	(30.6%)	12.9	230.5%
Sales Promotion	101.0 (Sales Promotion and Advertising combined)		76.4		57.9	
Advertising			38.8		39.1	
R&D	26.7		22.1		20.1	
Labor Cost	82.2		78.5		92.4	
Depreciation	38.1		37.6		36.1	
Financial profit, net	6.8		8.0		9.6	
Number of Employees (Including the secondees from group companies)	6,300		6,540		6,502	
Capital Expenditures	34.0		44.2		51.6	
(Major Items)						
Expansion of facilities at Tochigi plant	—		13.1		4.6	
Renewal of Okayama plant	8.4		7.4		10.0	
Renewal of Toride plant	2.6		4.2		7.8	
Expansion of facilities at Shiga plant	—		2.0		—	

* Note: Including TWO DOGS

Parent

Major Changes in Assets and Liabilities

(¥Billions)

	2001 Actual	2000 Actual	Increase (Decrease)	Reference
Cash	89.7	16.3	73.4	Due to issue of bonds
Marketable securities	7.5	114.9	(107.4)	Reclassification of marketable securities to investment
Investments in securities	188.6	57.6	131.0	Increment on revaluation of securities as a result of adoption of new accounting policy on financial instruments
Bonds	70.0	–	70.0	Due to issue of bonds
Net unrealized holding gains on securities	19.1	–	19.1	Effect on adoption of new accounting policy on financial instruments